FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2008

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Sappi Limited’s SENS Announcement, dated August 5, 2008, announcing Sappi Fine Paper Europe’s contemplation of cessation of production at its Blackburn Mill and intention to cease production from Paper Machine PM5 at its Maastricht Mill, furnished by the Registrant under this Form 6-K is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999 and December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs including raw material, energy and employee costs, and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group’s key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group’s products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group’s leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Limited Fine Paper Europe

Press Release

05 August 2008

Sappi Fine Paper Europe contemplates cessation of production at its Blackburn Mill and intends to cease production from Paper Machine PM5 at its Maastricht Mill in response to overcapacity and unrelenting input cost pressure

As a result of continued overcapacity in the European Coated Fine Paper market, it has not proved possible to recover the sharply increased costs of raw material and energy over recent years. Sappi has therefore undertaken a review of its European production activities.

Despite our best efforts to curb costs, Blackburn Mill and paper machine no 5 at Maastricht Mill have been unable to generate acceptable returns. Consequently, Sappi has entered into a consultation process with employee representatives at both facilities with a view to cease production at Blackburn Mill and PM 5 at Maastricht Mill.

The sales office for Coated Fine Paper in the UK will continue operations as will the Specialities Sales and Marketing Organisation.

In the event that these production lines do cease to produce then customers will be offered comparable products and services from other Sappi sites in Europe and no supply interruption would be anticipated.

Blackburn has the capacity to produce 120,000 tonnes of Graphic coated fine paper annually. Paper machine PM5 at Maastricht has the capacity to produce 60,000 tonnes of speciality paper annually.

If the closure of Blackburn mill and PM 5 at the Maastricht mill were to happen and as a result of reallocation of products, Sappi would reduce its Graphic coated fine paper capacity by 190,000 tonnes

END

Issued by:

Brunswick South Africa on behalf of Sappi Limited
Tel + 27 11 502 7300
Fax + 27 11 268 5747

For further information contact:

André F Oberholzer
Group Head Corporate Affairs
Sappi Limited
Tel:       +27 11 407 8044
Mobile:  +27 83 235 2973
Andre.oberholzer@sappi.com

Claudia Hammerich
Corporate Communications
Sappi Fine Paper Europe
Tel:       +32 2 676 97 84
Mobile:  +32 472 61 89 66
Claudia.hammerich@sappi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 6, 2008

Sappi Limited

by	/s/ D.J. O’Connor
Name: D.J. O’Connor
Title: Group Secretary